UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission File Number 001-39968
TELUS International (Cda) Inc.
(Registrant’s name)
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
Tel.: (604) 695-3455
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: May 6, 2022	By:	/s/ Vanessa Kanu
	Name:	Vanessa Kanu
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1
News Release dated May 6, 2022 – “TELUS International reports first quarter 2022 results, with double-digit growth in revenue and profitability, and triple-digit cash flow growth; reiterates strong 2022 outlook”